News Release
www.srtelecom.com

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Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
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SR TELECOM RELEASES Q2 2007 RESULTS

MONTRÉAL (QUÉBEC) CANADA — August 9, 2007 — SR Telecom Inc. (TSX: SRX) today announced its unaudited second quarter 2007 results for the three months ended June 30, 2007. All dollar figures are in Canadian funds unless otherwise indicated.

“Our second quarter performance, while clearly an improvement over last year’s results, reflects the delays in manufacturing and deliveries that we encountered during the quarter as we worked to resolve our capital issues,” said Serge Fortin, President and CEO of SR Telecom. “We know that much remains to be done for SR Telecom to regain positive and sustainable momentum, yet it is encouraging that our customers have continued to demonstrate their belief in our ability to design, deliver and deploy high-quality wireless solutions. The additional $45 million in available funds we received through the term loan in early July will enable us to further invest in our WiMAX technology, strengthen our customer relations and execute on our growth strategy.”

Consolidated second quarter results
SR Telecom’s second quarter revenue grew 51% to $22.4 million from $14.8 million during the same period in 2006, reflecting the ongoing implementation of major contracts in Mexico and Argentina. Operating loss from continuing operations was $13.7 million, a $4.0 million improvement over the $17.7 million operating loss recorded during the same period one year ago. Net loss and comprehensive loss was $14.9 million compared to $17.3 million in 2006.

These improvements–a result of the increase in sales volume, higher margins on equipment sales and a $2.3 million decline in selling, general and administrative (SG&A) expenses–were offset by a $0.6 million increase in restructuring charges and a $0.7 million rise in research and development expenses. The 2007 restructuring charges relate to the Company’s announced plan to reorganize its internal operations and centralize activities; the R&D increase is a reflection of the additional resources the Company has devoted to the development, delivery and deployment of WiMAX solutions in 2007.

Year-to-date revenue was $45.2 million, up 33.0% from $34.0 million in the first six months of 2006. Operating loss for the six-month period in 2007 was $22.5 million compared to $29.2 million in the same period of 2006. The year-to-date net loss and comprehensive loss was $27.1 million compared to $30.9 million during the first six months in the prior year.

Backlog at June 30, 2007 stood at $27.1 million, the majority of which is expected to be delivered by the end of this year. This compares with $45.4 million at the end of 2006 and $31.3 million at the end of the first quarter of 2007.

Financial position
As announced on July 3, 2007, the Company has entered into an agreement, with a syndicate of lenders comprised of shareholders and lenders, that provides a new term loan of up to $45 million, of which $35 million was drawn immediately. The $10 million balance is available for drawdown for a period of one year from the signing date.

As at June 30, 2007, the Company’s consolidated cash, including restricted cash, was $9.2 million, down from $26.2 million at December 31, 2006 and reflects the use of cash to fund continuing operating activities and capital requirements; it does not include additional funding from the new term loan.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of August 9, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  Assumptions, risks and uncertainties in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management`s discussion and analysis and the section entitled Risk factors in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com, at www.sec.gov and on the Company’s website at www.srtelecom.com.

The forward-looking information contained in this news release represents expectations of SR Telecom as of August 9, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryone and symmetrymx are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.